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                             April 18, 2022

       Richard Galanti
       Executive Vice President and Chief Financial Officer
       Costco Wholesale Corporation
       999 Lake Drive
       Issaquah, WA 98027

                                                        Re: Costco Wholesale
Corporation
                                                            Form 10-K for the
Fiscal Year Ended August 29, 2021
                                                            Filed October 6,
2021
                                                            File No. 000-20355

       Dear Mr. Galanti:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended August 29, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Net Sales, page 25

   1. We note per page 23 of your Form 10-K that the inflationary impact to net sales and gross margin is influenced in
part by your merchandising and pricing strategies in response to cost increases. We note
discussion of these strategies in your Q4 2021, Q1 2022, and Q2
                                                        2022 Earnings calls.
Please explain and discuss these strategies, similar to the discussion in your earnings calls,
as deemed appropriate, in future filings. Refer to Item 303(b) or
                                                        Regulation S-K.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Richard Galanti
Costco Wholesale Corporation
April 18, 2022
Page 2

       You may contact Robert Shapiro at 202-551-3273 or Theresa Brillant at 202-551-3307
with any questions.



FirstName LastNameRichard Galanti                       Sincerely,
Comapany NameCostco Wholesale Corporation
                                                        Division of Corporation
Finance
April 18, 2022 Page 2                                   Office of Trade &
Services
FirstName LastName